GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP
155 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025
TELEPHONE (650) 321-2400 FACSIMILE (650) 321-2800

April 18, 2006

Via Edgar and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: David H. Roberts
Mail Stop 4561

Re:	InfoSearch Media, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed December 7, 2005, File No. 333-126654

Dear Mr. Roberts:

InfoSearch Media, Inc. (the “Company”), has electronically transmitted Amendment No. 3 to its Registration Statement on Form SB-2 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated April 4, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the April 4 letter in italicized print, and the Company’s responses are provided below each comment.

General

1.
We reissue comment 2 in part. We note the supporting documentation you provided in response to comments 7, 32, 33, 44, 48, and the last three bullets of comment 4 was unmarked. Please provide us with supporting documentation for these comments that is clearly marked to indicate the exact location within the document of the information that you believe is supportive of your assertions or strike these assertions from the prospectus.

The Company notes the Staff’s comment and has re-sent the supporting documentation with clearer markings to show the location of the information that the Company believes is supportive for its assertions. In addition, the Company respectfully requests a telephone conference with the appropriate member of the Staff to assist with the review of the supporting documentation.

Revenues, page 18

2.	Please revise to briefly discuss the reasons for growth of ArticleInsider and the increased sales and licenses of ContentLogic.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly.

Cost of Revenues and Gross Profit, page 18

3.
In the first three paragraphs on page 19, you provide a slightly different reason for the change in gross profits and gross margins in each paragraph. Please advise us why your explanation for the change in your gross profits and gross margins are not exactly the same and revise to consolidate the repetitive disclosure in the three paragraphs. Also, please separately quantify the increase in gross profit and gross margin attributed to each cause you cite.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to consolidate the repetitive disclosure. The previous explanation for the differences in the disclosure regarding change in gross profits and gross margins was due to the Company’s desire to provide greater detail on each of the underlying causes for the change. The Company believes that the revised disclosure accurately and succinctly discloses the causes of the change in gross profits and gross margins. Also, the Company has attempted to separately quantify the increase in gross profit and gross margin attributable to each cause, but as discussed with the Staff via telephone on April 6, 2006, the Company did not previously track down to this level of granularity.

4.
In the first paragraph on page 19, you state that the “increase for the year ended December 31, 2005 over the year ended December 31, 2004 in the gross profit is mainly due to the increased emphasis on content sales through the ContentLogic program, the development of the affiliate network, lower costs of content development, introduction of revenue streams from new products and a change in accounting policy.” Please revise to discuss in more detail how you lowered costs as a result of the development of the affiliate network.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to describe the affiliate network.

5.
In the first paragraph on page 19, you state that “with sales of ContentLogic, we receive more gross margin profit upon delivery and acceptance than in the licensing model, where the payments are stretched out over the period of the license.” Please advise us how you increased your margins by recognizing the ContentLogic revenue and expense upon delivery, as opposed to recognizing the license revenue and expenses over a longer period of time, or revise as necessary.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to describe how the movement from licensing to sales has increased gross margins. As discussed with the Staff via telephone on April 6, 2006, while the Company receives more revenue initially from a sale than a monthly license, in both cases, the development costs are recognized as incurred as the term of the license is uncertain beyond one month.

Liquidity and Capital Resources, page 20

6.
Please revise your discussion to describe the underlying drivers impacting the changes for all of the noted balance sheet balances. Simply identifying the percent or dollar changes does not provide a sufficient basis to analyze your liquidity and capital resources.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to describe the underlying drivers impacting the changes for all of the noted balance sheet balances.

Business

ArticleInsider, page 21

7.
Please revise to describe the affiliate program in more detail. Currently, it is not clear how this program supplements the traffic received on the ArticleInsider website. Also, discuss how the affiliate program increased revenues and gross profit in 2005, as stated in your MD&A section.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to describe the affiliate program in more detail. The disclosure now includes a more expansive discussion on how the affiliate program increased revenues and gross profit in 2005.

Executive Compensation, page 31

8.
Please provide a footnote to the summary compensation table to disclose the vesting schedule for Mr. Knuettel’s restricted stock. Refer to Instruction 1.b to Item 402(b)(2)(iv) of Regulation S-B. Also, please tell us why the number of shares underlying the options granted to Mr. Lazuka in 2004 is less than 600,000 shares disclosed on page 32.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to footnote Mr. Knuettel’s vesting schedule for his restricted stock. The Company has also added a footnote for Mr. Lazuka to disclose that he transferred options to purchase shares to a family member and therefore the current number of options held by Mr. Lazuka is less than the 600,000 originally granted to him.

9.
Please provide the option grants table required by Item 402(c) of Regulation S-B. We note that the summary compensation table indicates that you granted options to Mr. Knuettel and Mr. Bakst in 2005. Also provide the LTIP Awards table required by Item 402(e) or tell us why it is not applicable to your filing.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to provide the option grants table required by Item 402(c) of Regulation S-B. The Company has not included the LTIP Awards table as the Company does not have any Long-Term Incentive Plans and therefore no disclosure is required.

Employment Agreements, page 32

10.
Please disclose the expiration date of the Lichter Employment Agreement and the Knuettel Employment Agreement. Also, please clarify whether there is any provision to increase or otherwise adjust Mr. Lichter’s salary under the terms of his agreement. Finally, please revise the last paragraph in this section to disclose the date of your agreements with Kelly Bakst and David Gagne and clarify whether there are any provisions for bonuses under those agreements. We note that both of them received a bonus in 2005.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to note that there is no expiration date of the Lichter Employment Agreement and the Knuettel Employment Agreement. Also, the Company has further disclosed that there is no provision to increase or otherwise adjust Mr. Lichter’s salary under the terms of his agreement. Finally, the Company has revised the last paragraph in this section to disclose the dates of the agreements with Kelly Bakst and David Gagne and clarified that there are no provisions for bonuses under those agreements.

2004 Stock Option Plan, page 33

11.
On page 39 of Amendment No. 1 to this Form SB-2, you state that as of December 31, 2005 there were 2,937,169 shares issued and outstanding under your 2004 Stock Option Plan. You also note on page 33 of this amendment that as of February 28, 2006 there were still 2,937,169 shares issued and outstanding under your 2004 Stock Option Plan. On page F-16, you note that as of December 31, 2005 there were 3,278,141 options outstanding under the 2004 Stock Option Plan and that none of these options have been exercised. Please advise us how, as of December 31, 2005, there were 2,937,169 shares issued and outstanding under the 2004 Stock Option Plan if none of the options have been exercised or revise as necessary.

The disclosure that 2,937,169 shares were issued and outstanding under the Company’s 2004 Stock Option Plan in the previous filing was erroneous. The Company has since corrected the disclosure to properly state that as of February 28, 2006, there were options exercisable for 3,278,141 shares of common stock outstanding and that none of these options have been exercised.

Experts, page 40

12.
We note that your financial statements for the year ended December 31, 2004 were audited by Sherb & Co., LLP and your financial statements for the year ended December 31, 2005 were audited by Singer Lewak Greenbaum & Goldstein, LLP. Please revise to include the disclosure required by Item 304 of Regulation S-B.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly include the disclosure required by Item 304 of Regulation S-B.

Item 26. Recent Sales of Unregistered Securities, page II-2

13.
Please revise the penultimate paragraph to include all of the applicable disclosure required by Item 701 of Regulation S-B. Your disclosure should include, but not be limited to, the exemption from registration and the facts relied upon to make the exemption available and the exercise price at which the options were granted at.

Per the Company’s discussion with the Staff on April 6, 2006, the penultimate paragraph on page II-2 does refer to any options granted by the Company. In addition, per the Staff’s comment, the Company has revised all of Item 26 to include all applicable disclosure required by Item 701 of Regulation S-B for each stock issuance, namely that, except for the option grant for 150,000 shares at an exercise price of $3.25 per share on January 24, 2005, all option grants and stock awards were made under the Company’s 2004 Stock Option Plan, all of the underlying shares of common stock of which were registered on Form S-8 filed with the Commission on May 24, 2005 (file number 333-125210).

14.
We note on page F-16 that as of December 31, 2005 there are 3,278,141 options outstanding under your 2004 Stock Option Plan. Please advise us why it appears you only disclosed 2,014,500 of the options (600,000 and 1,414,500) in this section.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to include the options previously granted in 2003 by the Company’s predecessor, MAC Worldwide, Inc. In addition, the Company has also revised the Registration Statement to note that 552,500 shares of restricted stock were awarded to certain officers, directors and key employees in 2005 under the Company’s 2004 Stock Option Plan.

15.	Please revise the third to last paragraph of this section to disclose the exemption from registration and the facts relied upon to make the exemption available. Refer to Item 701 of Regulation S-B.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly. As noted above in response to comment #14, the Company has also revised the Registration Statement to note that 552,500 shares of restricted stock were awarded to certain officers, directors and key employees in 2005 under the Company’s 2004 Stock Option Plan.

Financial Statements

16.	Please update the audit opinions disclosed to include the electronic signatures of your auditors.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to include the electronic signatures of its auditors.

Note 8 Stockholders’ Deficit

17.
We note the issuance of 150,000 options with a strike price of $3.25 is not included in the table for options as outstanding or exercised. Please tell us why the options are not included within the table on page F-16.

As discussed with the Staff via telephone on April 10, 2006, the 150,000 options with a strike price of $3.25 were made outside of the Company’s 2004 Stock Option Plan. Per the Staff’s comment, the Company has included additional disclosure within table on page F-16 to note that the table does not include this grant as it is outside the Company’s 2004 Stock Option Plan.

Item 27. Exhibit Index, page II-5

18.
You list Exhibit 23.1 as the Consent of Sherb & Co., LLP. We note that Exhibit 23.1 filed on EDGAR with this amendment is the consent of Singer Lewak Greenbaum & Goldstein, LLP. Please revise the Exhibit Index to include the consents of both Sherb & Co., LLP and Singer Lewak Greenbaum & Goldstein, LLP. Also, please provide us with an updated consent from Sherb & Co., LLP.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to include updated consents of both Sherb & Co., LLP and Singer Lewak Greenbaum & Goldstein, LLP and to revise the Exhibit Index to correspond.

Exhibits

19.	Please file all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and may have further comments upon our review.

As discussed with the Staff via telephone on April 6, 2006, we believe that the only missing exhibit was the consent for Sherb & Co., LLP which is included in the Registration Statement.

Please do not hesitate to contact me at (650) 463-5219 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

/s/ Michael Irvine

Michael Irvine

cc:	Frank Knuettel, InfoSearch Media, Inc.
Christopher D. Dillon, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP